EXHIBIT 1

            TEVECAP S.A. ANNOUNCES RESULTS OF EXCHANGE OFFER TO DATE



         SAO PAULO, April 25, 2005 -- Tevecap S.A. (the "Company"), a major pay television operator in Brazil and one of the country's primary pay television programming distributors, today announced that under its current exchange offer it has to date received exchanges from holders representing all but $265,000 of its 12.625% Senior Notes due 2004 (the "Existing Notes"). This unexchanged amount represents 0.1% of the original $250,000,000 principal amount of the Existing Notes. Under the current exchange offer the Company is offering to exchange an aggregate principal amount of up to US$7,273,00 of the Existing Notes for the same principal amount of its 12.625% Senior Notes due 2009. The exchange offer for the Existing Notes expires on April 29, 2005.


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         THIS  PRESS  RELEASE  SHALL  NOT  CONSTITUTE  AN  OFFER  TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY JURISDICTION.


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                This press release is dated as of April 25, 2005.